EXHIBIT 12.1
REHABCARE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

Note:
The ratio of earnings to fixed charges is calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and dividing that sum by fixed charges.

	Three Months Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Fixed Charges:
Interest	$572	$3,897	$8,362	$5,499	$1,169	$1,181
Interest portion of annual rentals	1,157	4,647	4,067	3,367	1,733	967
Total fixed charges	$1,729	$8,544	$12,429	$8,866	$2,902	$2,148

Earnings:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$13,828	$28,948	$21,140	$17,120	$32,951	$40,961
Total fixed charges (from above)	1,729	8,544	12,429	8,866	2,902	2,148
Total earnings for purposes of ratio	$15,557	$37,492	$33,569	$25,986	$35,853	$43,109

Ratio of earnings to fixed charges	9.0	4.4	2.7	2.9	12.4	20.1

The ratio of earnings to fixed charges has been computed on a consolidated basis.  Fixed charges consist of interest on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.